UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13D-2(A)

Parametric Sound Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

699172201

(CUSIP Number)

VTB Holdings, Inc.
100 Summit Lake Drive, Suite 100
Valhalla, New York 10594
(914) 345-2255

Copy to:

Henry N. Nassau, Esq.
Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104
215-994-2222

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 5, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 699172201

1.	Names of Reporting Persons.
VTB Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
Not applicable (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
Delaware

Number of	7. Sole Voting Power
Shares	0
Beneficially	8. Shared Voting Power
Owned by	1,313,520*
Each	9. Sole Dispositive Power
Reporting	0
Person	10. Shared Dispositive Power
With:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,313,520*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13.	Percent of Class Represented by Amount in Row (11)
19.3%**

14.	Type of Reporting Person (See Instructions)
CO

*	Beneficial ownership of 1,313,520 Issuer Common Shares (as defined herein) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements (as defined herein). Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Issuer Common Shares (as defined herein) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person.

**
The calculation of the foregoing percentage is based on 6,818,321 Issuer Common Shares (as defined herein) outstanding on August 7, 2013 as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2013 filed with the Securities and Exchange Commission on August 8, 2013.

CUSIP Number 699172201

.	Names of Reporting Persons.
Kenneth A. Fox

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
Not applicable (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7. Sole Voting Power
Shares	0
Beneficially	8. Shared Voting Power
Owned by	1,313,520*
Each	9. Sole Dispositive Power
Reporting	0
Person	10. Shared Dispositive Power
With:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,313,520*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13.	Percent of Class Represented by Amount in Row (11)
19.3%**

14.	Type of Reporting Person (See Instructions)
IN

*
Kenneth A. Fox is the President and Chief Executive Officer of VTB Holdings, Inc. Beneficial ownership of 1,313,520 Issuer Common Shares (as defined herein) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements (as defined herein). Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Issuer Common Shares (as defined herein) for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person.

**
The calculation of the foregoing percentage is based on 6,818,321 Issuer Common Shares (as defined herein) outstanding on August 7, 2013 as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2013 filed with the Securities and Exchange Commission on August 8, 2013.

Item 1.  Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the common shares, par value $0.001 per share (the “Issuer Common Shares”), of Parametric Sound Corporation, a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 13771 Danielson Street, Suite L, Poway, California 92064.

Item 2.  Identity and Background

This Schedule 13D is being filed jointly by the following persons (collectively, the “Reporting Persons”):

Reporting Person	Principal Business/Occupation	Address

VTB Holdings, Inc.	Design and marketing of premium audio peripherals for video game, personal computer and mobile platforms.	100 Summit Lake Drive, Suite 100 Valhalla, New York 10594

Kenneth A. Fox	Director, President and CEO, VTB Holdings, Inc.	100 Summit Lake Drive, Suite 100 Valhalla, New York 10594

VTB Holdings, Inc. is a Delaware corporation (“VTBH”).  The President and Chief Executive Officer of VTBH is Kenneth A. Fox, a United States citizen.  Due to his relationship to VTBH, Mr. Fox may be deemed to have shared voting and investment power with respect to the Issuer Common Shares that VTBH may be deemed to have beneficial ownership over as a result of the voting agreements described in Item 4 hereof.  As such, Mr. Fox may be deemed to have shared beneficial ownership over such Issuer Common Shares.  Mr. Fox, however, disclaims beneficial ownership of such Issuer Common Shares.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of VTBH is listed on Schedule I to this Schedule 13D.

Information in this Schedule 13D with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information provided by another Reporting Person.

During the past five years, none of the Reporting Persons (or to the knowledge of the Reporting Persons, any of the individuals listed on Schedule I hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, Kenneth Potashner, the Issuer’s Executive Chairman, James A. Barnes, the Issuer’s Chief Financial Officer, Secretary and Treasurer, Elwood G. Norris, the Issuer’s President and Chief Science Officer, and certain entities over which Mr. Potashner, Mr. Barnes or Mr. Norris exercises voting and/or investment control (each, a “Management Stockholder”, and collectively, the “Management Stockholders”), who are the record and beneficial owners of an aggregate of 1,313,520 Issuer Common Shares (the “Subject Shares”), have each entered into a Voting Agreement (as defined in Item 4) with VTBH. Any beneficial ownership of the Reporting Persons in the Subject Shares that may be deemed to arise from the Voting Agreements is not expected to require the expenditure of any funds. The Management Stockholders entered into the Voting Agreements to induce VTBH to enter into the Merger Agreement described in Item 4.

Item 4.  Purpose of Transaction

Merger Agreement

On August 5, 2013, the Issuer, VTBH and Paris Acquisition Corp., a wholly-owned subsidiary of the Issuer (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).  The Merger Agreement has been approved by the boards of directors of both the Issuer and VTBH, and also by the stockholders of VTBH.  Subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into VTBH (the “Merger”), and the Issuer will issue Issuer Common Shares to the former VTBH stockholders which, together with options to purchase shares of VTBH common stock that will be converted into options to purchase Issuer Common Shares (and will be assumed by the Issuer at the effective time of the Merger), will represent approximately 80 percent of the Issuer Common Shares on a fully-diluted basis after the Merger, subject to adjustment as provided in the Merger Agreement. The consummation of the Merger is subject to a number of conditions, including, but not limited to, (i) adoption and approval of the Merger Agreement and the Merger by the Issuer’s stockholders in accordance with NASDAQ rules, (ii) the approval of the continued listing application by NASDAQ, (iii) the completion of a qualifying capital raising transaction through the incurrence of debt or the issuance of equity by the Issuer, with net proceeds to the Issuer of at least $5,000,000,  and (iv) certain other closing conditions.

Voting Agreements

Concurrently with the execution of the Merger Agreement, each Management Stockholder entered into Shareholder Agreements and Irrevocable Proxies (each a “Voting Agreement”, and collectively, the “Voting Agreements”) with the Issuer and VTBH.

Subject to the terms and conditions of the Voting Agreements, (i) the Management Stockholders are subject to a lock-up restriction whereby they have agreed not to sell or otherwise transfer the Issuer Common Shares beneficially owned by them for a period of time commencing on the date of the Voting Agreement and ending six months following the closing of the Merger, subject to certain exceptions, and (ii) the Management Stockholders have agreed to vote their currently held Issuer Common Shares in favor of the Merger Agreement and the Merger.

The foregoing summaries of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibits 2, 3, 4, 5, 6, 7, 8, 9, 10, 11 and 12. Other than as described above and as set forth in Item 6 of this Schedule 13D, which is incorporated herein by reference, the Reporting Persons do not currently have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Item 5.  Interest in Securities of the Issuer

(a) and (b)  The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.  Immediately prior to the execution of the Voting Agreements, the Reporting Persons did not beneficially own any Issuer Common Shares. However, upon execution of the Voting Agreements as of August 5, 2013, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, each Reporting Person may be deemed to have shared voting power with respect to (and therefore beneficially own) 1,313,520 Issuer Common Shares, representing approximately 19.3% of the Issuer Common Shares outstanding as of August 7, 2013. Accordingly, the percentage of the outstanding Issuer Common Shares that may be deemed to be beneficially owned by each Reporting Person is approximately 19.3%.

Except as set forth above, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the individuals named in Schedule I hereto, has power to vote or to direct the vote or to dispose or direct the disposition of any Issuer Common Shares.

The Reporting Persons disclaim beneficial ownership of any Issuer Common Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Issuer Common Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, neither the Reporting Persons nor any person listed on Schedule I hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any Issuer Common Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Concurrently with the execution of the Merger Agreement, on August 5, 2013, the Issuer, VTBH and certain stockholders of VTBH (the “VTBH Stockholders”) entered into a Stockholder Agreement (the “Stockholder Agreement”) pursuant to which the VTBH Stockholders agreed to certain restrictions and other provisions with respect to the VTBH capital stock currently held by them and the Issuer Common Shares that will be issued to them pursuant to the Merger Agreement (collectively, the “Merger Shares”).

Under the Stockholder Agreement, (i) the VTBH Stockholders have agreed to a lock-up whereby they will not sell or otherwise transfer the Merger Shares for a period of six months following the closing of the Merger, subject to certain exceptions, and (ii) the VTBH Stockholders also agreed to execute a written consent of stockholders in favor of the Merger concurrent with the execution of the Stockholder Agreement.

Pursuant to the Stockholder Agreement, from and after the closing of the Merger, the VTBH Stockholders are entitled to certain registration rights covering the Merger Shares, including customary piggyback registration rights for all VTBH Stockholders and demand registration rights for SG VTB Holdings, LLC ("SG VTB"). The Stockholder Agreement also includes customary indemnification and expense reimbursement obligations in connection with registrations of Merger Shares conducted pursuant to the Stockholder Agreement. Pursuant to the Stockholder Agreement, the VTBH Stockholders have also agreed, effective as of the closing of the Merger, to the formation of a group (the “Stockholder Group”) for purposes of Section 13(d)(3) of the Exchange Act. The VTBH Stockholders provided these block voting covenants to have the Issuer qualify as a “controlled company” under NASDAQ rules following the closing of the Merger. Furthermore, the VTBH Stockholders agreed, effective from and after the closing of the Merger, to vote their Merger Shares to ensure that SG VTB has the right to designate seven directors to the Issuer’s board of directors (including the chief executive officer of the Issuer and two independent directors) so long as SG VTB and its affiliates collectively beneficially own at least 10% of the outstanding capital stock of the Issuer. The VTBH Stockholders’ obligations with respect to the formation of the Stockholder Group and the voting requirements referred to above with respect to the Issuer’s board of directors terminate upon the first to occur of (i) the failure of the Stockholder Group to hold shares representing an aggregate of at least 50.1% of the voting power of the Issuer and (ii) termination by the mutual agreement of the Issuer and the Stockholder Group.

The foregoing summary of the Stockholder Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement attached hereto as Exhibit 13.

Except as set forth above and in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and the individuals named on Schedule I hereof and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit
1.	Joint Filing Agreement, by and between VTB Holdings, Inc. and Kenneth A. Fox, dated as of August 14, 2013.
2.
Agreement and Plan of Merger dated August 5, 2013, among Parametric Sound Corporation, Paris Acquisition Corp. and VTB Holdings, Inc. (incorporated by reference to Exhibit 2.1 to Parametric Sound Corporation’s Current Report on Form 8-K filed on August 5, 2013).

3.	Parent Shareholder Agreement and Irrevocable Proxy, by and between VTB Holdings, Inc. and Kenneth Potashner, dated as of August 5, 2013.
4.	Parent Shareholder Agreement and Irrevocable Proxy, by and between VTB Holdings, Inc. and James A. Barnes, dated as of August 5, 2013.

5.	Parent Shareholder Agreement and Irrevocable Proxy, by and between VTB Holdings, Inc. and Elwood G. Norris, dated as of August 5, 2013.

6.	Parent Shareholder Agreement and Irrevocable Proxy, by and between VTB Holdings, Inc. and EGN Holdings LLC, dated as of August 5, 2013.

7.	Parent Shareholder Agreement and Irrevocable Proxy, by and between VTB Holdings, Inc. and Mt. Savage Productions LLC, dated as of August 5, 2013.

8.	Parent Shareholder Agreement and Irrevocable Proxy, by and between VTB Holdings, Inc. and the Norris Family 1997 Trust, dated as of August 5, 2013.

9.	Parent Shareholder Agreement and Irrevocable Proxy, by and between VTB Holdings, Inc. and the Palermo Trust, dated as of August 5, 2013.

10.	Parent Shareholder Agreement and Irrevocable Proxy, by and between VTB Holdings, Inc. and Sunrise Capital, Inc., dated as of August 5, 2013.

11.	Parent Shareholder Agreement and Irrevocable Proxy, by and between VTB Holdings, Inc. and the Sunrise Management, Inc. Profit Sharing Plan, dated as of August 5, 2013.

12.	Parent Shareholder Agreement and Irrevocable Proxy, by and between VTB Holdings, Inc. and Syzygy Licensing LLC, dated as of August 5, 2013.
13.
Stockholder Agreement, by and among Parametric Sound Corporation and the VTBH Stockholders, dated as of August 5, 2013 (incorporated by reference to Exhibit 99.1 to Parametric Sound Corporation’s Current Report on Form 8-K filed on August 5, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VTB HOLDINGS, INC.

	By:	/s/ Kenneth A. Fox
	Name:	Kenneth A. Fox
	Title:	President and CEO

	By:	/s/ Kenneth A. Fox
	Name:	Kenneth A. Fox

Date August 14, 2013

SCHEDULE I

The names and titles of the directors and executive officers of VTB Holdings, Inc. and their present principal occupations and residence or business addresses are set forth below.  Each occupation set forth opposite an individual’s name refers to VTB Holdings, Inc. and each individual is a United States citizen.

Name	Position	Address
Kenneth A. Fox	President, Chief Executive Officer, and Director	100 Summit Lake Drive, Suite 100 Valhalla, New York 10594
Juergen Stark	Director	100 Summit Lake Drive, Suite 100 Valhalla, New York 10594
Ronald Doornink	Director	100 Summit Lake Drive, Suite 100 Valhalla, New York 10594
Carmine J. Bonanno	Director	100 Summit Lake Drive, Suite 100 Valhalla, New York 10594
Frederick J. Romano	Director	100 Summit Lake Drive, Suite 100 Valhalla, New York 10594

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
1.	Joint Filing Agreement, by and between VTB Holdings, Inc. and Kenneth A. Fox, dated as of August 14, 2013.
2.
Agreement and Plan of Merger dated August 5, 2013, among Parametric Sound Corporation, Paris Acquisition Corp. and VTB Holdings, Inc. (incorporated by reference to Exhibit 2.1 to Parametric Sound Corporation’s Current Report on Form 8-K filed on August 5, 2013).

3.	Parent Shareholder Agreement and Irrevocable Proxy, by and between VTB Holdings, Inc. and Kenneth Potashner, dated as of August 5, 2013.
4.	Parent Shareholder Agreement and Irrevocable Proxy, by and between VTB Holdings, Inc. and James A. Barnes, dated as of August 5, 2013.

5.	Parent Shareholder Agreement and Irrevocable Proxy, by and between VTB Holdings, Inc. and Elwood G. Norris, dated as of August 5, 2013.

6.	Parent Shareholder Agreement and Irrevocable Proxy, by and between VTB Holdings, Inc. and EGN Holdings LLC, dated as of August 5, 2013.

7.	Parent Shareholder Agreement and Irrevocable Proxy, by and between VTB Holdings, Inc. and Mt. Savage Productions LLC, dated as of August 5, 2013.

8.	Parent Shareholder Agreement and Irrevocable Proxy, by and between VTB Holdings, Inc. and the Norris Family 1997 Trust, dated as of August 5, 2013.

9.	Parent Shareholder Agreement and Irrevocable Proxy, by and between VTB Holdings, Inc. and the Palermo Trust, dated as of August 5, 2013.

10.	Parent Shareholder Agreement and Irrevocable Proxy, by and between VTB Holdings, Inc. and Sunrise Capital, Inc., dated as of August 5, 2013.

11.	Parent Shareholder Agreement and Irrevocable Proxy, by and between VTB Holdings, Inc. and the Sunrise Management, Inc. Profit Sharing Plan, dated as of August 5, 2013.

12.	Parent Shareholder Agreement and Irrevocable Proxy, by and between VTB Holdings, Inc. and Syzygy Licensing LLC, dated as of August 5, 2013.
13.
Stockholder Agreement, by and among Parametric Sound Corporation and the VTBH Stockholders, dated as of August 5, 2013 (incorporated by reference to Exhibit 99.1 to Parametric Sound Corporation’s Current Report on Form 8-K filed on August 5, 2013).

Exhibit 1

JOINT FILING AGREEMENT

Dated as of August 14, 2013

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of the undersigned of a Schedule 13D (including any and all amendments thereto) with respect to the common shares, par value $0.001 per share, of Parametric Sound Corporation, a Nevada corporation, and that this Joint Filing Agreement may be included as an Exhibit to such joint filing.

This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

[Rest of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date first written above.

VTB HOLDINGS, INC.

By:	/s/ Kenneth A. Fox
Name:	Kenneth A. Fox
Title:	President and CEO

By:	/s/ Kenneth A. Fox
Name:	Kenneth A. Fox

[Signature Page to Joint Filing Agreement]